Exhibit 99.2

120 Collins Street Melbourne 3000 Australia T +61(0) 3 9283 3333 F +61(0) 3 9283 3707
Press release
Dampier Port capacity increase completed on time and on budget
11 January 2008
Rio Tinto’s US$1.4 billion Dampier Port upgrade project in Western Australia has been completed on time and on budget. Capacity at the iron ore port has increased 90 per cent, from 74 million tonnes four years ago to a current capacity of 140 million tonnes per year.
Sam Walsh, Rio Tinto Iron Ore’s chief executive said, “The expansion of Dampier Port is another testimony to the ability of our teams to bring large projects to fruition on time and on budget.
“We are investing heavily to help Rio Tinto take advantage of the strong demand growth in the global market, particularly in China. With our studies of the expansion to 320Mtpa capacity in the Pilbara, and the Simandou project in Guinea, West Africa, this aggressive ramping up of production to meet that growing demand is set to continue.”
The project achieved a significant milestone with over five million work man-hours free of lost time injuries, and during peak construction Dampier Operations also managed to achieve record tonnages of shipments.
The upgrade was conducted in two phases. Phase A took annual port capacity from 74 million tonnes to 116 million tonnes and Phase B to the current capacity of 140 million tonnes, comprising Parker Point 94 million tonnes and East Intercourse Island 46 million tonnes.
The installation of two new ship loaders at the Parker Point wharf allows two vessels to be loaded simultaneously and a 600-metre extension of the wharf allows up to four vessels to be berthed at the one time, reducing ship waiting time.
First iron ore from the new Hope Downs joint venture mine was carried by train to Dampier Port in December 2007, ready for shipment as part of Rio Tinto Iron Ore’s new product, Pilbara Blend.
Construction of the US$1 billion Hope Downs project was completed in December 2007, three months ahead of schedule. Earlier, in August 2007 a further US$350 million was committed to expand the mine’s annual capacity from 22 million tonnes to 30 million tonnes. In December 2007, Rio Tinto announced a US$71 million feasibility study to assess the Hope Downs 4 deposit as an extension of the existing Hope Downs Joint Venture.
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Registered in Australia Rio Tinto Limited 120 collins street Melbourne 3000 Australia ABN 96 004 458 404

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About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Forward-Looking Statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial
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Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.
Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this announcement with their consent or any person involved in the preparation of this announcement makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this announcement will be achieved.

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